EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Asiasoft Global Pte. Ltd.:

We consent to the incorporation by reference in the registration statements (No. 333-119885, No. 333-101990 and No. 333-125064) on Form F-3 and Form S-8 of Top Image Systems Ltd. of our report dated January 17, 2008, with respect to the consolidated balance sheets of Asiasoft Global Pte. Ltd. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended, which report appears in the Form 6-K of Top Image Systems Ltd. dated February 6, 2008.

/s/ KPMG

Singapore

January 31, 2008